

November 24, 2014

Via E-Mail
Mr. Todd E. Vogensen
Chief Financial Officer
Chico's FAS Inc.
11215 Metro Parkway,
Fort Myers, Florida 33966

      Re: Chico's FAS Inc.
            Form 10-K for the Fiscal Year Ended February 1, 2014
            Filed March 14, 2014
            File No. 001- 16435

Dear Mr. Vogensen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended February 1, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 22

1.   We note you define comparable sales as sales from stores open for at least twelve full months, including stores that have been expanded or relocated within the same general market and includes online and catalog sales. We also note on page 25 that you expect to complete approximately 26 to 30 relocations or remodels in fiscal 2014, and on page 25 of your February 2, 2013 Form 10-K that you expected to convert approximately 30 Soma pop-up stores to permanent stores in fiscal 2013. Please tell us how you consider remodeled or converted stores in your comparable

sales measure, and confirm that you will include such disclosure in future filings to the extent applicable.

Item 8. Financial Statements and Supplementary Data, page 32

Notes to Consolidated Financial Statements, page 38

1. Business Organization and Summary of Significant Accounting Policies, page 38

Inventories, page 39

2.   We note the disclosure in your fiscal 2013 Form 10-K indicating that costs associated with sourcing are generally capitalized while merchandising, distribution, and product development costs are generally expensed as incurred, and are included as a component of cost of goods sold. We further note the disclosure in your fiscal 2012 Form 10-K indicating that purchasing, merchandising, distribution, and product development costs are generally expensed as incurred, and are included as a component of cost of goods sold. Please tell us if there was a change in your policy in fiscal 2013 with respect to capitalizing or expensing sourcing or purchasing costs, or to the composition of the costs that you categorize as either sourcing or purchasing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining